Mail Stop 4561

September 16, 2008

<u>VIA U.S. MAIL AND FAX 86-24-22813999</u>

Sun Dongqing
Chief Financial Officer
Great China International Holdings, Inc.
C Site 25-26F Presidential Building
No. 69 Heping North Street
Heping District, Shenyang 110003
Peoples Republic of China

> **Re: Great China International Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2007**
> **Filed April 15, 2008**
> **Form 10-Q for Quarterly Period Ended**
> **March 31, 2008**
> **Filed May 15, 2008**
> **File No. 000-23015**

Dear Ms. Dongqing:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Branch Chief